SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
CORPORATE TAXPAYER’S ID (CNPJ) – 02.558.118/0001 -65
CORPORATE REGISTRY ID (NIRE) – 3130002535-7

NOTICE TO SHAREHOLDERS
PAYMENT OF DIVIDENDS

Telemig Celular Participações S.A. announces that the Annual and Extraordinary General Shareholders’ Meeting held on March 28, 2008, resolved on the payment of dividends referring to the fiscal year of 2007, under the following conditions:

1 – AMOUNT

The total amount of the dividends to be distributed is R$38,547,526.91 (thirty-eight million, five hundred and forty-seven thousand, five hundred and twenty-six Reais, and ninety-one cents).

The amount per common and preferred share is R$1.06464.

2 – TRADING “EX-DIVIDENDS”

The dividends shall be paid to the shareholders owning shares on March 28, 2008.

As of March 31, 2008, Telemig Celular Participações S.A.’s shares shall be traded “ex-dividends” referring to the year 2007.

Withholding income tax shall not be assessed on the aforementioned dividends.

3 – DATE OF PAYMENT

The payment of the referred dividends shall be made on April 14, 2008, and shall be available to shareholders from that date.

4 – METHOD AND PLACE OF PAYMENT

The dividends corresponding to the shares deposited at the Fungible Custody of the Brazilian Clearing and Depositary Corporation (CBLC) shall be credited to said Institution, which, through the accredited brokers, shall be responsible for transferring them to the respective shareholders.

The remaining shareholders shall receive their dividends at the branch of Banco ABN-AMRO Real S.A. of their choice, duly identified by the documents described below.

Individuals: Certified copy of the Identity Card, Individual Taxpayer’s ID (CPF), and proof of current residence.

Legal Entities: Certified copy of the Corporate Taxpayer’s ID card (CNPJ/MF) and of the updated articles of association or bylaws, as well as a certified copy of the minutes that elected the senior management in office. The managing partners or executive officers with powers to represent the company shall present a certified copy of their Identity Card, Individual Taxpayer’s ID (CPF) and proof of current residence.

In the event of representation by proxy, it will be necessary to present the respective power of attorney granted before a public notary, and the certified copies of the attorney-in-fact’s Identity Card and Individual Taxpayer’s ID (CPF).

Belo Horizonte, March 28, 2008.

André Machado Mastrobuono
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.